[Edwards & Angell LLP letterhead]

May 26, 2005

BY FACSIMILE AND EDGAR

Celeste M. Murphy, Special Counsel

Office of Mergers and Acquisitions

Mail Stop 0303

U S Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Technology Flavors & Fragrances, Inc.
Schedule TO-T, File No. 005-52065, filed May 16, 2005
filed by FFG Merger Corporation, Inc.

Dear Ms. Murphy:

We are transmitting for filing under the Securities Exchange Act of 1934, a copy of Amendment No. 1 to the Technology Flavors & Fragrances, Inc. Schedule TO-T (File No. 005-52065). Set forth below are responses to the comments provided by your letter dated May 24, 2005. All responses set forth below are keyed to the sequential numbering of comments in such letter and to the headings used in such letter.

Schedule TO-T

1.	We note that FFG Merger Corporation is a wholly owned subsidiary of FFG Industries, and that FFG Industries signed the Schedule TO. The definition of “offeror” includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K (1) to Schedule TO and Rule 14d-1(g)(2)). Please advise us why FFG Industries has not also been expressly identified as an offeror on the cover page of Schedule TO of the cover page of the Offer to Purchase. Before drafting your response, please review “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new bidders in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

RESPONSE

We have amended the Schedule TO to identify FFG Industries, Inc. as a bidder on the cover thereof.

The Offer

Acceptance for Payment and Payment, page 7

2.	Please revise your disclosure in the last sentence of the last paragraph of this section to state that any tendered shares not purchased for any reason will be returned promptly pursuant to Rule 14e-1(c), and not “as promptly as practicable,” following the expiration or termination of the Offer.

RESPONSE

We have revised the disclosure as you requested.

Conditions to the Offer, page 21

3.	In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph of this section on page 22, the phrase “regardless of the circumstances giving rise to any such condition” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.

RESPONSE

We have revised the disclosure as you requested.

4.	In the same sentence, you state that you may waive a condition in whole or in part at any time and from time to time in your reasonable discretion. While we recognize the bidders may decide to whether terminate or proceed with the offer once a listed offer condition is “triggered,” we object if and when bidders elect to proceed with their offer without waiving the applicable condition despite the occurrence of one of the triggering events. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. The bidders may not, therefore, use the language in the penultimate sentence of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

RESPONSE

The bidders confirm that they may not tacitly waive an offer condition by failing to assert it. They understand that if a condition to the offer is not satisfied and they nevertheless elect to proceed, they must expressly waive the condition, which may require extension of the offer and dissemination of additional offer materials.

5.	The bidders further state that each such right shall be deemed an “ongoing right that may be asserted at any time and from time to time.” Defining the conditions as “an ongoing right that may be asserted at any time from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer and is inconsistent with other language in this section. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

RESPONSE

We have revised the disclosure as you requested.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

•	The bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE

The statement from the bidders that you requested is attached hereto as Exhibit A.

Please feel free to call the undersigned at (212) 756-0299 or Mneesha Nahata at (617) 951-3329 should you have any further questions.

Very truly yours,

/s/ D. Roger Glenn
D. Roger Glenn

cc Richard Green, Jr.

Exhibit A

The undersigned FFG Industries, Inc. and FFG Merger Corporation, Inc. (the “Bidders”) hereby acknowledge as follows:

The Bidders are responsible for the adequacy and accuracy of the disclosure in the Schedule TO-T, File No. 005-52065, filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2005, as amended from time to time, including all exhibits thereto (the “Filing”).

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing.

The Bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FFG Industries, Inc.

By:	/s/ Richard Green, Jr.
Richard Green, Jr., Chief Financial Officer

FFG Merger Corporation, Inc.

By:	/s/ Richard Green, Jr.
Richard Green, Jr., Chief Financial Officer